On June 28, 2001, PricewaterhouseCoopers LLP (PwC) resigned as independent accountants of the Baillie Gifford International Equity Fund (the "Fund"). PwC informed the Fund that, it had determined, upon effectiveness of new
 SEC independence rules on May 7, 2001, it would not be considered independent with respect to the Fund for purposes of the December 31, 2001 financial statement audit. The report issued by PwC on the financial statements for its initial year contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audit of its initial year and through June 28, 2001, there were no disagreements with PwC on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC would have caused it to make reference to the subject matter of disagreement in connection with its report.

On August 9, 2001, the Fund, with the approval of its Board of Trustees and its Audit Committee, engaged KPMG LLP as its independent accountants.